Exhibit 1

ROYAL OLYMPIC CRUISES FILES FOR CHAPTER 11 FOR TWO SHIP OWNING COMPANIES

Piraeus, December 17, 2003.  Royal Olympic Cruise Lines, Inc,. (Nasdaq:  ROCLF) announced today that two out of its eight shipowning companies, Olympic World Cruises, Inc., the owner of the vessel Olympia Voyager, and Royal World Cruises, Inc. the owner of the vessel Olympia Explorer, have filed for reorganization under Chapter 11 of the United States bankruptcy code.  The company has been in discussion with the lenders to these subsidiaries regarding a potential restructuring of $250.0 million in loans incurred to finance the acquisition of the two vessels. Discussions have not to date produced an agreement and the lenders have delivered a notice of acceleration of the loans.  These loans are secured by mortgages on the two vessels and have been guaranteed by Royal Olympic Cruise Lines, the parent company.

Neither Royal Olympic Cruise Lines, nor any other subsidiary has filed for Chapter 11 protection and are conducting business in the ordinary course.   The company intends to continue discussions with the lenders.

Commenting on the filing, CEO Yiannos Pantazis said:  “Like others in the leisure and transportation industries, we have experienced very difficult operating conditions due to the effects on tourism of the September 11 events, the conflict in the Middle East, the SARs crisis, the Afghanistan and Iraq wars, the international economic situation and other events.  We will continue discussions with our subsidiaries’ lenders and remain committed to maintaining all operations and our standards during this period. Filing for reorganization under Chapter 11 may provide sufficient time for the discussions with the lenders to come to a positive conclusion, without disrupting the Company’s operations, in a year when the Company’s revenues are expected to be at increased levels due in part to the Olympic Games being held in Athens.

For further information please contact:

Yiannos Pantazis – Royal Olympic Cruise Lines Inc - + 30 210 429 1000

John Wickham – Royal Olympic Cruise Lines Inc - + 44 7766 718109

Jim Lawrence – MTI Network (USA) - + 1 203 406 0106

Pat Adamson – MTI Network (UK) - + 44 20 7823 9444